Höganäs

April 28, 2009

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

09046079

SEC
Mail Processing
Section

MAY 11 2009

Washington, DC
122

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

SUPPL

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)

Christel Hübinette

Encl. Report from Annual General Meeting

Postal address: Höganäs AB (publ.) | SE-263 83 Höganäs | Sweden
VAT No. SE-556005-0121 | Reg.Office: Höganäs | Tel +46 42 33 80 00 | Fax +46 42 33 80 80 | www.hoganas.com

Höganäs

Press Release

REPORT FROM ANNUAL GENERAL MEETING

At today's Annual General Meeting of Höganäs AB a dividend of SEK 3.00 per share with 30 April 2009 as record date was resolved in accordance with the proposal of the Board of Directors.

The present Directors Alrik Danielson, Peter Gossas, Urban Jansson, Bengt Kjell, Jenny Lindén Urnes and Bernt Magnusson were re-elected and Anders G Carlberg and Erik Urnes were elected as new Directors of the Board. Anders G Carlberg was elected by the Annual General Meeting as new Chairman of the Board in Höganäs AB.

Anders G Carlberg has previously been CEO in Axel Johnsson International AB, Nobel Industries Sweden AB, J S Saba AB and vice CEO in Svenskt Stål AB (SSAB) and is today among other assignments Board member in Axel Johnson AB, Mekonomen AB, Svenskt Stål AB (SSAB), Sapa AB, Säkl AB and Beijer Alma AB.

Erik Urnes is CEO and Board member in AB Wilh. Becker and Board member in Lindéngruppen AB and in a number of its group companies.

In accordance with the proposal of the Election Committee, the Meeting resolved on a Directors' fees of SEK 2,100,000, with the Chairman of the Board receiving SEK 450,000 and other members elected by the Meeting but not employed by the group each receiving SEK 225,000, and the remaining SEK 300,000 payable as remuneration for committee work with SEK 50,000 each to two external Board members in the company's Finance Committee and with SEK 100,000 to the chairman of the company's Auditors Committee and with SEK 50,000 each to two external Board members of the Auditors Committee, whereas no remuneration is to be paid for work in the Remuneration Committee.

The Meeting approved the proposal of the Election Committee that the company shall have an Election Committee comprising of one representative of each of the four largest shareholders in terms of number of votes and the Chairman of the Board, being convener. Moreover, the Election Committee shall have the possibility to appoint an additional member from the Board.

The Meeting approved the Board of Directors' proposal regarding amendment of the Articles of Association in respect of notice of General Meetings of shareholders, entailing that notices shall be published in the Official Swedish Gazette (*Sw. Post- och Inrikes Tidningar*) as well as on the Company's website, and an announcement with information that the notice has been issued shall be published in Svenska Dagbladet. The amendment is conditional upon that the provisions of the Companies Act regarding notice of General Meetings will be amended and also entails that the provision regarding the time for publishing notices convening General Meetings is removed.

The principles for remuneration and other employment terms for senior executives were approved according to the proposal of the Board. The principles reflect in all essentials the principles previously applied for remuneration to senior executives.

Höganäs

In accordance with the proposal of the Board, the Meeting resolved to implement a performance-related employee stock option plan for 2009 for the key employees of the group. The plan is the third and final part of a three year program initiated in 2007. Like the stock option plan for 2008, the new plan comprises approximately 45 key employees of the group who in case of full allotment are given the opportunity to acquire a maximum total of 250,000 class B shares in the company. The allotment of options is dependent on the development of the group in 2009 against predetermined and weighted target figures of the value factors operative cash flow, return on capital employed, volume growth and earnings per share as determined by the Board. In connection with this, and to ensure the delivery of shares and as a hedge against potential cash flow effects of social security costs resulting from the employee stock option plan in relation to both the employee stock option plan for 2009 and previously resolved employee stock option plans, the Meeting also resolved on acquisition and transfer of class B treasury shares.

At the subsequent statutory meeting of the Board it was resolved to appoint a Remuneration Committee with Anders G Carlberg, Bengt Kjell and Jenny Lindén Urnes as members, an Auditors Committee with Anders G Carlberg, Bengt Kjell, Erik Urnes and Karl-Henry Boo as members and a Finance Committee with Alrik Danielson, Urban Jansson and Bernt Magnusson as members.

Höganäs, 27 April 2009

THE BOARD OF DIRECTORS